

July 14, 2006

Gordon A. Milne
Executive Vice President and Chief Financial Officer
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

> **Re:** **The Ryland Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2006**
> **File No. 001-08029**

Dear Mr. Milne:

We have reviewed your response letter dated June 16, 2006 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note B: Segment Information, page 69

1. We note your response to prior comment 1. It is still unclear to us, based on the information you have provided, how you determined that your four regions have similar economic characteristics, thus making them eligible for aggregation based on the guidance in paragraph 17 of SFAS 131. We reviewed your CODM reports and noted that revenue growth rates are materially different for all four of your regions, certain regions have higher gross margins than the other regions and one region has an opposite trend from the other regions. Please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics. Based on our review of your CODM reports thus far, it appears that disaggregated segment disclosure is necessary to understand the disparate revenue growth rates and profit margins amongst the regions.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have any questions.

Sincerely,

Nili N. Shah
Branch Chief